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                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

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                                    FORM 6-K


                        REPORT OF FOREIGN PRIVATE ISSUER
                       PURSUANT TO RULE 13A OR 15D-16 OF
                    THE SECURITIES AND EXCHANGE ACT OF 1934


                         For the month of August 2000.


                        INDEPENDENT ENERGY HOLDINGS PLC
                (Translation of Registrant's Name Into English)

                                RADCLIFFE HOUSE
                                 BLENHEIM COURT
                        SOLIHULL, WEST MIDLANDS B91 2AA
                                 UNITED KINGDOM
                    (Address of Principal Executive Offices)

           (Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F).

           Form 20-F  __X__     Form 40-F  _____

           (Indicated by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities and Exchange Act of 1934).

                Yes  _____            No  __X__

(If "Yes" is marked, indicate below the file number assigned to the registrant
in connection with Rule 12g3-2(b): 82-       .)


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See attached press release.

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                                   SIGNATURES

        Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

                                              INDEPENDENT ENERGY HOLDINGS PLC



Date:  August 11, 2000                        By:/s/ John Sulley
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                                                  John Sulley
                                                  Chief Executive


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                                 EXHIBIT INDEX


       EXHIBIT NO.                DESCRIPTION OF EXHIBIT
           99.1             Press Release, dated 11 August 2000.